

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 25, 2008

Mr. Frank B. Manning
President and Chief Executive Officer
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

> **Re: Zoom Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 0-19672**

Dear Mr. Manning:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Larry Spirgel
                                            Assistant Director